UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

ALLISON TRANSMISSION HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

01973R101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 01973R101	Page 1 of 14

1	Names of reporting persons The Carlyle Group L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 75,348,750
	7	Sole dispositive power 0
	8	Shared dispositive power 75,348,750
9	Aggregate amount beneficially owned by each reporting person 75,348,750
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 41.3%
12	Type of reporting person PN

SCHEDULE 13G

CUSIP No. 01973R101	Page 2 of 14

1	Names of reporting persons Carlyle Group Management L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 75,348,750
	7	Sole dispositive power 0
	8	Shared dispositive power 75,348,750
9	Aggregate amount beneficially owned by each reporting person 75,348,750
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 41.3%
12	Type of reporting person OO (Limited Liability Company)

SCHEDULE 13G

CUSIP No. 01973R101	Page 3 of 14

1	Names of reporting persons Carlyle Holdings I GP Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 75,348,750
	7	Sole dispositive power 0
	8	Shared dispositive power 75,348,750
9	Aggregate amount beneficially owned by each reporting person 75,348,750
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 41.3%
12	Type of reporting person CO

SCHEDULE 13G

CUSIP No. 01973R101	Page 4 of 14

1	Names of reporting persons Carlyle Holdings I GP Sub L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 75,348,750
	7	Sole dispositive power 0
	8	Shared dispositive power 75,348,750
9	Aggregate amount beneficially owned by each reporting person 75,348,750
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 41.3%
12	Type of reporting person OO (Limited Liability Company)

SCHEDULE 13G

CUSIP No. 01973R101	Page 5 of 14

1	Names of reporting persons Carlyle Holdings I L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 75,348,750
	7	Sole dispositive power 0
	8	Shared dispositive power 75,348,750
9	Aggregate amount beneficially owned by each reporting person 75,348,750
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 41.3%
12	Type of reporting person PN

SCHEDULE 13G

CUSIP No. 01973R101	Page 6 of 14

1	Names of reporting persons TC Group, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 75,348,750
	7	Sole dispositive power 0
	8	Shared dispositive power 75,348,750
9	Aggregate amount beneficially owned by each reporting person 75,348,750
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 41.3%
12	Type of reporting person OO (Limited Liability Company)

SCHEDULE 13G

CUSIP No. 01973R101	Page 7 of 14

1	Names of reporting persons TC Group Sub L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 75,348,750
	7	Sole dispositive power 0
	8	Shared dispositive power 75,348,750
9	Aggregate amount beneficially owned by each reporting person 75,348,750
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 41.3%
12	Type of reporting person PN

SCHEDULE 13G

CUSIP No. 01973R101	Page 8 of 14

1	Names of reporting persons TC Group IV Managing GP, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 75,348,750
	7	Sole dispositive power 0
	8	Shared dispositive power 75,348,750
9	Aggregate amount beneficially owned by each reporting person 75,348,750
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 41.3%
12	Type of reporting person OO (Limited Liability Company)

SCHEDULE 13G

CUSIP No. 01973R101	Page 9 of 14

1	Names of reporting persons Carlyle Partners IV AT Holdings, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 75,348,750
	7	Sole dispositive power 0
	8	Shared dispositive power 75,348,750
9	Aggregate amount beneficially owned by each reporting person 75,348,750
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 41.3%
12	Type of reporting person PN

SCHEDULE 13G

CUSIP No. 01973R101	Page 10 of 14

ITEM 1.	(a)	Name of Issuer:

Allison Transmission Holdings, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

One Allison Way Indianapolis, IN 46222

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carlyle Group Management L.L.C.

The Carlyle Group L.P.

Carlyle Holdings I GP Inc.

Carlyle Holdings I GP Sub L.L.C.

Carlyle Holdings I L.P.

TC Group, L.L.C.

TC Group Sub L.P.

TC Group IV Managing GP, L.L.C.

Carlyle Partners IV AT Holdings, L.P.

	(b)	Address or Principal Business Office:

The business address of each of the Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505.

	(c)	Citizenship of each Reporting Person is:

Each of the reporting persons is organized in the state of Delaware.

	(d)	Title of Class of Securities:

Common stock, $0.01 par value per share (“Common Stock”)

	(e)	CUSIP Number:

01973R101

ITEM 3.

Not applicable.

SCHEDULE 13G

CUSIP No. 01973R101	Page 11 of 14

ITEM 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2012, based upon 182,666,614 shares of the Issuer’s Common Stock outstanding as of October 22, 2012.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Carlyle Group Management L.L.C.	75,348,750	41.3%	0	75,348,750	0	75,348,750
The Carlyle Group L.P.	75,348,750	41.3%	0	75,348,750	0	75,348,750
Carlyle Holdings I GP Inc.	75,348,750	41.3%	0	75,348,750	0	75,348,750
Carlyle Holdings I GP Sub L.L.C.	75,348,750	41.3%	0	75,348,750	0	75,348,750
Carlyle Holdings I L.P.	75,348,750	41.3%	0	75,348,750	0	75,348,750
TC Group, L.L.C.	75,348,750	41.3%	0	75,348,750	0	75,348,750
TC Group Sub L.P.	75,348,750	41.3%	0	75,348,750	0	75,348,750
TC Group IV Managing GP, L.L.C.	75,348,750	41.3%	0	75,348,750	0	75,348,750
Carlyle Partners IV AT Holdings, L.P.	75,348,750	41.3%	0	75,348,750	0	75,348,750

Carlyle Partners IV AT Holdings, L.P. is the record holder of 75,348,750 shares of the Issuer’s Common Stock. Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the sole shareholder of Carlyle Holdings I GP Inc., which is the managing member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which is the managing member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the managing member of TC Group IV Managing GP, L.L.C., which is the general partner of Carlyle Partners IV AT Holdings, L.P. Accordingly, each of the forgoing entities may be deemed to share beneficial ownership of the shares of Common Stock owned of record by Carlyle Partners IV AT Holdings, L.P.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

SCHEDULE 13G

CUSIP No. 01973R101	Page 12 of 14

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SCHEDULE 13G

CUSIP No. 01973R101	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS I GP INC.

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS I GP SUB L.L.C.
By: Carlyle Holdings I GP Inc., its managing member

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS I L.P.
By: Carlyle Holdings I GP Sub L.L.C., its general partner
By: Carlyle Holdings I GP Inc., its managing member

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

SCHEDULE 13G

CUSIP No. 01973R101	Page 14 of 14

TC GROUP, L.L.C.
By: Carlyle Holdings I L.P., its managing member

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP SUB L.P.
By: TC Group, L.L.C., its general partner
By: Carlyle Holdings I L.P., its managing member

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP IV MANAGING GP, L.L.C.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CARLYLE PARTNERS IV AT HOLDINGS, L.P.
By: TC Group IV Managing GP, L.L.C., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney

99	Joint Filing Agreement